UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into Sales Agreement

On June 14, 2024, Alvotech (the “Company”) entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which the Company may issue and/or sell the Company’s ordinary shares, $0.01 nominal value per share (the “Ordinary Shares”) having an aggregate offering price of up to $75 million from time to time, in at-the-market offerings pursuant to which Jefferies will act as sales agent, subscriber and/or principal. The Company is not obligated to make any sales of Ordinary Shares under the Sales Agreement.

Subject to the terms and conditions of the Sales Agreement, Jefferies has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell all of the Ordinary Shares so designated by the Company with respect to which Jefferies has agreed to act as sales agent subject to, and in accordance with the information specified in, a written notice from the Company. The sales, if any, of the Ordinary Shares under the Sales Agreement, will be made (i) in privately negotiated transactions with the consent of the Company or (ii) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including block transactions, sales made directly on the Nasdaq Global Market or sales made into any other existing U.S. trading market of the Ordinary Shares. The Sales Agreement provides that the commission payable to Jefferies for sales of the Ordinary Shares with respect to which Jefferies acts as sales agent shall be up to 3.0% of the gross sales price for such Ordinary Shares sold pursuant to the Sales Agreement.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions pursuant to which the Company and Jefferies have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. Jefferies and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated by reference herein.

The issuance and sale of the Ordinary Shares pursuant to the Sales Agreement, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-275111), as supplemented by the prospectus supplement (the “Prospectus Supplement”) dated June 14, 2024.

An updated summary description of the Company’s business under the headings “Company Overview” and “Recent Developments” in the section titled “Prospectus Supplement Summary” of the Prospectus Supplement, as well as certain unaudited financial results for the First Three Months of 2024, are contained in Exhibit 99.1 hereto and is incorporated by reference herein.

A copy of the opinion of Arendt & Medernach SA relating to the validity of the securities to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state or jurisdiction.

Appointment of Mr. Hjörleifur Pálsson as Director

On June 7, 2024, the Annual and Extraordinary General Meeting of the Company (the “2024 AGM”) voted to elect Mr. Hjörleifur Pálsson as an additional director of the Company, effective June 7, 2024. Mr. Pálsson will serve for a term expiring at the Company’s annual general meeting approving the annual accounts for the financial year ending on December 31, 2024, or until his earlier death, resignation or removal. Mr. Pálsson will also serve as a member of the Audit committee of the Board of directors.

Mr. Pálsson, age 60, has served as non-executive board member in sectors like pharmaceuticals, retail, medical device, media & telecommunications, educational and venture capital. Among other positions, he currently serves as an independent member of the audit committee of Landsbankinn hf. since May 2019, as a non-executive director of Brunnur vaxtarsj. slhf. since February 2015, and as a non-executive director and chairman of the remuneration committee of Festi hf.. since July 2022. He has previously served as a non-executive director and chairman of the audit committee of Lotus Pharmaceuticals Co., Ltd. between April 2015 and June 2024. Mr. Pálsson has also served as a member of the board of directors and board of trustees of Reykjavik University between June 2010 and July 2022, of which he was the chairman between July 2014 and July 2022. Prior to becoming a board member, Mr. Pálsson served as EVP and Chief Financial Officer at Össur hf. between 2001 and 2013, and as partner and public accountant at Deloitte & Touche hf. between 1998 and 2001. Mr. Pálsson holds a Cand oecon degree in Finance and accounting from University of Iceland.

There are no arrangements or understandings between Mr. Pálsson and any other persons pursuant to which he was selected as a director. There is no family relationship between Mr. Pálsson and any of the Company’s other directors or executive officers. Since January 1, 2023, Mr. Pálsson did not have any direct or indirect material interest in any transaction required to be disclosed.

Termination of the Standby Equity Purchase Agreement

On June 11, 2024, the Company provided notice to YA II PN, Ltd. (“Yorkville”) of termination of the Standby Equity Purchase Agreement dated as of April 18, 2022 by and between the Company and Yorkville.

Cautionary note on forward-looking statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Incorporation by Reference

This Report on Form 6-K (the “Report”), including all Exhibits hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-275111), including any prospectuses forming a part thereof, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report, including Exhibit 99.1, but excluding Exhibits 1.1, 5.1, and 23.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-266136 and 333-273262) and the Company’s registration statement on Form S-8 (File No. 333-266881), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Sales Agreement, dated as of June 14, 2024, by and between the Company and Jefferies LLC.

5.1	Opinion of Arendt & Medernach SA.

23.1	Consent of Arendt & Medernach (included in Exhibit 5.1).

99.1	Summary description of the Company’s business and certain unaudited financial results for the First Three Months of 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: June 14, 2024	By:	/s/ Tanya Zharov
		Name:	Tanya Zharov
		Title:	General Counsel